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                                                                     EXHIBIT 4-1

                           CERTIFICATE OF ASSUMPTION

THIS CERTIFICATE OF ASSUMPTION is made and entered into effective as of the Effective Time specified below, and is by DTE ENTERPRISES, INC., a Michigan corporation having an address of 2000 Second Ave., Detroit, Michigan 48226 ("Enterprises").

                              W I T N E S S E T H:

WHEREAS, DTE Energy Company, a Michigan corporation and parent company of Enterprises ("DTE"), MCN Energy Group Inc., a Michigan corporation ("MCN"), and Enterprises are parties to an Agreement and Plan of Merger, dated as of October 4, 1999, as amended as of November 12, 1999, and as further amended as of February 28, 2001 (as amended from time to time, the "Merger Agreement"); and

WHEREAS, pursuant to the Merger Agreement, MCN will merge with and into Enterprises, with Enterprises being the surviving company; and

WHEREAS, by operation of law, upon the Effective Time, Enterprises will succeed to and assume all of the rights, duties and obligations of MCN; and

WHEREAS, certain agreements of MCN require that in the event MCN merges with another entity, the surviving entity must expressly assume MCN's obligations.

NOW THEREFORE, in consideration of the promises contained in the Merger Agreement, and other good and valuable consideration, Enterprises agrees as follows:

1. DEFINITION. As used herein, "Effective Time" shall be that time that the Certificate of Merger executed by Enterprises and MCN has been duly endorsed by the Department of Consumer & Industry Services - Bureau of Commercial Services of the State of Michigan.

2. ASSUMPTION. Enterprises hereby assumes, as of the Effective Time, all rights, duties and obligations of MCN, of any kind or nature whatsoever, and whenever accrued or incurred. This assumption is intended to be broadly construed, and includes, without limitation, the assumption by Enterprises of the following obligations of MCN.

     a. Guarantee Agreement, dated March 13, 2001, between MCN Energy Group Inc. and MCN Energy Enterprises Inc.;

     b. Support Agreement, dated July 15, 1995, between MCN Corporation (now named MCN Energy Group Inc.) and MCN Investment Corporation (now named MCN Energy Enterprises, Inc.);

     c. Support Agreement, dated September 1, 1995, between MCN Corporation (now named MCN Energy Group Inc.) and MCN Investment Corporation (now named MCN Energy Enterprises, Inc.);

     d. Guaranty, dated January 1, 1995, by MCN Corporation (now named MCN Energy Group Inc.) in favor of Phibro Division of Salomon;
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     e.   Performance of every covenant of MCN Corporation (now named MCN Energy
Group Inc.) under the Indenture, dated as of September 1, 1995 for Senior Debt Securities of MCN Investment Corporation (now named MCN Energy Enterprises,
Inc.) as Issuer, in favor of NBD Bank (now Bank One Company, National Association), as Trustee; and

     f. Payment and Guarantee Agreement, dated as of October 26, 1994, by MCN Corporation for the benefit of the Holders (as defined in such Payment and Guarantee Agreement) from time to time of the Series A Preferred Securities of MCN Michigan Limited Partnership, a Michigan Limited Partnership.

3. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the State of Michigan.

     Executed this 31st day of May, 2001, effective as of the Effective Time.


                                           DTE ENTERPRISES, INC.


                                           By: /s/ Thomas A. Hughes
                                               -----------------------------
                                               Name:  Thomas A. Hughes
                                               Title: Associate General Counsel


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